DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com
Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

February 23, 2010

VIA OVERNIGHT COURIER AND EDGAR

Ms. Jennifer Gowetski

Ms. Angela McHale

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3010CF/AD8

Washington, D.C. 20549

Re:	KBS Legacy Partners Apartment REIT, Inc. (f/k/a KBS Legacy Apartment Community REIT, Inc.)

Amendment No. 5 to Registration Statement on Form S-11

File No. 333-161449

Dear Ms. Gowetski and Ms. McHale:

On behalf of our client, KBS Legacy Partners Apartment REIT, Inc. (f/k/a KBS Legacy Apartment Community REIT, Inc.) (the “Registrant”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 5 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 5”).

Amendment No. 5 includes revisions to registration statement and exhibits in response to comments received from state securities administrators and from FINRA’s Department of Corporate Finance, an update to the Registrant’s audited financial statements in accordance with the requirements of Rule 3-12 of Regulation S-X, as well as certain other updates due to the passage of time.

For the Staff’s convenience, the Registrant is providing the Staff with four clean copies of Amendment No. 5 along with four additional copies marked to indicate the location of changes from the Registrant’s prior filing on January 11, 2010, together with copies of this transmittal letter as filed with the Commission.

We greatly appreciate the Staff’s assistance in processing this filing. If you should have any questions about this letter or require any further information, please call Damon McLean at (919) 786-2011 or me at (919) 786-2002.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt
Robert H. Bergdolt
Partner

cc:	C. Preston Butcher, Chief Executive Officer

KBS Legacy Partners Apartment REIT, Inc.